Call Script: To Answer Questions of Advisors and Stockholders Concerning
Tender Offer to Acquire Cole Credit Property Trust, Inc. (“CCPT”) Shares

PLEASE NOTE: For any questions not covered in this document, stockholders and advisors should be referred to the Offer to Purchase and the other tender offer documents filed with the SEC on March 31, 2014, by ARCP and Desert Acquisition, Inc., including a list of questions and answers included in the Summary Term Sheet at the beginning of the Offer to Purchase, as well as the Solicitation / Recommendation Statement on Schedule 14D-9 filed by CCPT with the SEC on March 31, 2014.

These questions and answers supersede and replace the “Questions and Answers about Tender Offer to be Made to Stockholders of Cole Credit Property Trust, Inc.” filed on Schedule TO-C on March 21, 2014.

Why is the offer being conducted?
ARCP is conducting the offer in an effort to acquire at least a majority of the outstanding shares of CCPT. The respective Boards of Directors of both ARCP and CCPT determined that a tender offer was a quick and efficient process by which CCPT stockholders could achieve liquidity for their shares.

What is the tender offer price?
The tender offer price is $7.25 per share in cash, without interest, subject to applicable tax withholding.

What is my total return when the tender offer price is combined with my distributions paid to date? Your total return will depend upon when you first made your investment in CCPT. The average aggregate distributions of $5.42 per share paid to CCPT stockholders through March 31, 2014, when combined with the $7.25 per share tender offer price, equates to a total return of $12.67 per share, or an approximate premium of 26.7% to your $10.00 per share purchase price. If you have been an investor in CCPT since it first declared distributions, you will accrue total distributions of $6.01 through the current expiration date of the offer, for a total return of $13.26, or a 32.6% premium on the initial purchase price.

What impact, if any, will the merger and offer have on my CCPT distributions?
You will be eligible to receive CCPT’s previously declared annualized distributions of $0.50 per share, payable monthly at a rate of $0.0416667 per share, as well as any additional ordinary course distributions authorized by CCPT’s board of directors and payable prior to the closing of the offer. Should declared and unpaid distributions be due to you at the time of the closing of the offer, you will be eligible to receive such unpaid distributions. At this time, the CCPT board of directors has authorized distributions only through the earlier of (i) the closing of the offer and (ii) April 30, 2014.

What is the current estimated per share value of CCPT common stock?
As previously reported by CCPT, the most recent estimated per share value for CCPT, as of December 31, 2013, was $6.55. This estimated per share value reflected the potential impact of transaction costs incurred in connection with the liquidation of CCPT’s portfolio on the net proceeds to be received by CCPT stockholders in such a transaction. Such transaction costs were not factored into previous determinations of CCPT’s estimated per share value by CCPT’s Board of Directors.

When will I receive the materials?
Mailing commenced on April 1, 2014, and should have received the tender offer materials within one to three business days. Please contact Cole Capital at 866.907.2653 if you do not receive your materials by April 7, 2014.

How do I tender my shares?
Instructions on how to tender your shares were sent on April 1, 2014, along with the other tender offer materials you should have received. You will need to complete and return the Letter of Transmittal, which is the light blue booklet included in those materials, together with any documents required by the Letter of Transmittal, to DST Systems, Inc., the Depositary for the offer, before the date that the tender offer expires.

Call Script: To Answer Questions of Advisors and Stockholders Concerning
Tender Offer to Acquire Cole Credit Property Trust, Inc. (“CCPT”) Shares

Can I withdraw my shares after I tender them?

You will be able to withdraw shares you tender at any time until the expiration date and, unless previously accepted for payment, at any time after May 29, 2014, the 60th day after the commencement of the offer. In order to withdraw shares you have validly tendered, you must deliver a fully executed written notice of withdrawal to the Depositary for the offer before the expiration date.

In the event of any subsequent offering period(s), you will not be able to withdraw shares that you tender during such subsequent offering period(s).

What if I do not wish to tender my shares?

If you do not wish to tender your shares, you do not need to do anything; however, if a majority CCPT’s current shares outstanding are tendered, subject to the satisfaction or waiver of certain closing conditions, CCPT will be merged with and into Desert Acquisition, Inc. and you will no longer be a stockholder of CCPT. In that case, following the closing of the merger, you will receive the same cash consideration of $7.25 per share that was paid in the offer, on the same terms as those stockholders who opted to tender their shares.

What happens if I do not tender my shares?
In the event of a successful tender offer where more than a majority of the outstanding shares of CCPT are tendered, the merger will be completed, subject to the satisfaction or waiver of certain closing conditions. In connection with the closing of the merger, each stockholder that did not tender his/her shares will receive the same cash consideration of $7.25 per share that was paid in the offer, on the same terms as those stockholders who opted to tender their shares.

When does the tender offer expire?
The offer will expire at midnight (New York City time) on Friday, April 25, 2014 (the end of the day on April 25, 2014), the date that is 20 business days following the commencement of the offer, unless otherwise extended by the parties. Should the offer be extended beyond the initial 20 business day period, a public announcement will be made by the parties.

What are the conditions to the tender offer?

The principal condition to the tender is that at least a majority of CCPT’s shares are tendered and are not withdrawn. There are also a number of other conditions to purchase shares tendered in the offer, including the receipt of certain third party consents, that there is no material adverse change to CCPT’s business or operations and certain other customary conditions.

If approved, when will I receive my payment?
If you tender your shares in the offer and do not withdraw such shares, we will pay you promptly following the expiration date of the offer and our acceptance of the shares you tender.

Call Script: To Answer Questions of Advisors and Stockholders Concerning
Tender Offer to Acquire Cole Credit Property Trust, Inc. (“CCPT”) Shares

Who is Desert Acquisition, Inc.?
Desert Acquisition, Inc. is a Delaware corporation and a direct, wholly-owned subsidiary of ARCP that was formed for the purpose of conducting the tender offer. If the tender offer is successful and the merger is completed, CCPT will ultimately be merged with and into Desert Acquisition, Inc.

What are the total fees to be paid in this transaction?
The Offer to Purchase contains a table with an estimate of fees and expenses that will be incurred in connection with the offer and the merger. No fees will be payable to ARCP or its affiliates in connection with the offer or the merger, except for the reimbursement of expenses incurred by Cole Capital in association with its role as Information Agent in the offer.

What is the “Top-Up Option”?

If, after the completion of the tender offer, ARCP and its subsidiaries (including Desert Acquisition, Inc.) own a majority of the outstanding shares of CCPT, but less than 90% of the shares outstanding as of that date, Desert Acquisition, Inc. has the option to purchase (for the same price per share as the offer price) from CCPT the lowest number of additional shares that will increase the number of shares of CCPT common stock owned by ARCP and its subsidiaries to one share more than 90% of the outstanding shares of CCPT. If ARCP and its subsidiaries own at least 90% of the outstanding shares of CCPT common stock, ARCP will be able to cause the merger to take place without a vote by the CCPT stockholders in a short-form merger, as permitted under Maryland law.

What is the “Go Shop Period”?

The ‘‘Go Shop Period’’ is a 30-day period beginning March 17, 2014, and continuing until 11:59 p.m. (New York City time) on April 16, 2014. During such time, CCPT may actively initiate, solicit and encourage alternative acquisition proposals from third parties and provide non-public information to and engage in discussions with such third parties with respect to a merger, share exchange, consolidation or similar transaction involving CCPT. That Go Shop Period runs concurrently with the offer.

When would a Signature Guarantee be required on my Letter of Transmittal?

If you have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the reverse of your Letter of Transmittal because you are directing payment to someone other than yourself as the signatory on your Letter of Transmittal or to an address other than your address listed on the Letter of Transmittal, your signature must be medallion guaranteed by an eligible guarantor institution. If you are signing the Letter of Transmittal in your capacity as trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, you will need to indicate so when signing and submit evidence of such authority to sign, but will not need to have your signatory medallion guaranteed.

No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered holder of the shares of CCPT common stock and no special delivery or payment instructions are included.

Who do I contact if I have any questions?
Please contact your financial advisor, or Cole Capital, who is functioning as the Information Agent for the offer, at 866.907.2653.